NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

August 15, 2025

VIA EDGAR

Irene Paik

Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NFT Limited
Registration Statement on Form F-1 Filed on June 23, 2025 File No. 333-288243

Dear Ms. Paik and Ms. Bednarowski:

NFT Limited (the “Company”, “NFT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 30, 2025 regarding our registration statement on Form F-1 previously submitted on June 23, 2025 (the “Form F-1”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Registration Statement on Form F-1

General

1.	We note you are registering for resale 9,253,262 shares of Class A ordinary shares. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comment, we acknowledge the Staff’s comment, but for the reasons set forth below, we respectfully submit that the offering contemplated by the Company’s registration statement (the “Registration Statement”) is a valid secondary offering by or on behalf of the selling shareholders of Class A ordinary shares (the “Ordinary Shares”) that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i).

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by Selling Stockholders in a secondary offering.

In Securities Act Rules Compliance and Disclosure Interpretation, Question 612.09 (“C&DI 612.09”), the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the private placement financings, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the private placement financings and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of Ordinary Shares by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Ordinary Shares can be registered for resale by the Selling Stockholders pursuant to Rule 415(a)(1)(i).

(a)	How long the Selling Stockholders have held the securities

We note that there is no mandatory holding period for a PIPE transaction such as the Company’s private placement financings to be characterized as a valid secondary offering. As a result, the current holding period and the additional future period that the Company anticipates to elapse before resales of the Ordinary Shares are made by the Selling Stockholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Sections Compliance and Disclosure Interpretation, Question 139.11 (“C&DI 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for Ordinary Shares underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying Ordinary Shares. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (italics added)

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 and C&DI 139.27 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The Selling Stockholders have borne the investment risk of their securities and will continue to bear this investment risk for a potential substantial additional period before they can make significant resales of such securities. Because the Selling Stockholders have been, and continue to be, subject to market risk if the market price of the Company’s Ordinary Shares declines, their willingness to participate in the private placement financing with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

The factors discussed above support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)	The circumstances under which the Selling Stockholders received the securities

The securities were issued and sold to the Selling Stockholders in an arm’s-length private placement transaction that complied in all respects with C&DI 139.11, Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder. As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Ordinary Shares by the Selling Stockholders.

No Selling Stockholder is acting on the Company’s behalf with respect to the registration of the Ordinary Shares for resale under the Registration Statement and, other than the registration rights granted to the Selling Stockholders, the Company has no contractual relationship with any of the Selling Stockholders that would control the timing, nature and amount of resales of the Ordinary Shares or whether such Ordinary Shares are ever resold under the Registration Statement. The existence of the registration right under the Securities Purchase Agreement, as amended, dated May 6, 2025 (the “Agreement”) and the Convertible Promissory Notes (the “Notes”) issued to the Selling Shareholders under the Agreement, is not evidence of an intent on the part of the Selling Stockholders to sell their Ordinary Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each Selling Stockholder made an investment decision as of the closing of the private placement financing and has borne and continues to bear the risk of ownership of the acquired securities since the date of purchase.

Importantly, the registration of the Ordinary Shares was a contractual obligation of the Company following the Selling Stockholders’ payment of the full conversion price for the Ordinary Shares issuable upon conversion of the Notes issued in the private placement financing and not a condition precedent thereto. As a result, as noted in part (a) above, the Selling Stockholders have borne, and continue to bear, the risk that the Company fails or is unable to register the Ordinary Shares, as well as other risks attendant to share ownership, including that the market price of the Company’s Ordinary Shares could fall. These market risks, to which the Selling Stockholders became subject to upon the closing of the private placement financings, further support that the secondary offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the Selling Stockholders to effect a distribution of the Ordinary Shares. As a result, the circumstances under which the Selling Stockholders received the securities in the private placement financings further support that the offering for resale of the Ordinary Shares by the Selling Stockholders under the Registration Statement is a secondary offering and not a primary offering.

(c)	The Selling Stockholders’ relationship to the Company

As stated in the Registration Statement, Selling Stockholders had no material relationship with us in the past three years.

(d)	Amount of shares being registered

The Company is seeking to register 9,253,262 Ordinary Shares, which are issuable upon conversion of Notes. The Ordinary Shares being registered for resale under the Registration Statement would collectively represent approximately 64.62% of the Company’s outstanding shares as of June 23, 2025, assuming full conversion of the outstanding balance under the Notes.

However, pursuant to the terms of the Agreement and the Notes, each Selling Shareholder is restricted from converting the Notes to the extent that such conversion would result in the Selling Shareholder’s beneficial ownership exceeding 4.99%, or, if the Company’s market capitalization is less than $15,000,000, 9.99%.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering.

In addition, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is significant.

Moreover, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides: “Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s shares can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling shareholder is acting as a conduit of the issuer. The Company notes that in this offering, each of the selling shareholders is well below that threshold, and no selling shareholder beneficially owns 10% or more of our Ordinary Shares.

Furthermore, the number of Ordinary Shares being registered is sum of such number of shares issued by the Company to the selling shareholders and the maximum number of shares that may be issued by the Company pursuant to the Notes held by the selling shareholders. It is possible that the selling shareholders might not convert the Notes in full.

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling shareholders are acting as a conduit for the issuer to effect a primary offering.

(e)	Whether the Selling Stockholders are in the business of underwriting securities

To our knowledge, none of the Selling Stockholders are registered broker-dealers or affiliates of broker-dealers.

(f)	Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company in connection with the offering of the Ordinary Shares for resale under the Registration Statement.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of Ordinary Shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

Cover Page

2.	We note your disclosure on the cover page that the Trial Measures impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to you and any offerings of your securities. In addition, please disclose how you reached this conclusion regarding the Trial Measures, including whether you are relying on the advice of counsel. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not rely on the consent of counsel, you should explain how you reached your conclusion regarding whether the Trial Measures apply to you. Finally, please discuss the consequences of noncompliance with the Trial Measures, including potential fines and other impacts.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the cover page of the Amendment. We also filed a consent of counsel as Exhibit 23.3 to the Amendment.

3.	We note your disclosure on the cover page of how cash is transferred through your organization. Please revise to include a cross-reference to the consolidated financial statements. In addition, in your prospectus summary, please describe your written cash management policies and procedures that dictate how funds are transferred (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the cover page and page 10 of the Amendment.

Risk Factors

Risks Related to Doing Business in Hong Kong, page 24

4.	Please revise to remove the introductory paragraph to this section on page 24. Similarly, please revise your disclosure on page 35 that “[i]t it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future” to clarify that the legal and operational risks associated with having operations in the PRC apply to having operations in Hong Kong.

Response: In response to the Staff’s comment, we removed the introductory paragraph to this section and revised our disclosure accordingly.

Selling Shareholder, page 38

5.	Please identify any natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table of selling shareholders.

Response: In response to the Staff’s comment, we have revised our disclosure on page 38 of the Amendment to identify the natural persons referenced.

Plan of Distribution, page 44

6.	We note your disclosure that the Selling Shareholders may sell their ordinary shares through purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully confirm that in the event that a Selling Shareholder retains an underwriter for selling the Company’s Class A ordinary shares, we will file a post-effective amendment disclosing such material change to the plan of distribution.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Kuangtao Wang
Kuangtao Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC